Ensco plc 6 Chesterfield Gardens London W1J 5BQ

14 September 2010
Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010
Attn:  Cecilia Blye

Re:	Ensco International plc Form 10-K for Fiscal Year Ended December 31, 2009 Filed 25 February 2010 File No. 001-08097

Ladies and Gentlemen:

This letter is in response to your letter of 8 September 2010, directed to our Mr. Daniel W. Rabun, relating to the above referenced Form 10-K (the "Form 10-K") of Ensco International plc (the "Company" or "Ensco", which has thereafter changed its name to Ensco plc). To facilitate your review, we will repeat your comment in bold italics followed immediately by our response.

General

1.
We note from disclosure throughout your Form 10-K that you conduct operations in the Middle East and Africa. Iran and Syria, countries located in the Middle East, and Sudan, located in Africa, are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.  We also note from prior SEC filings that your subsidiary ENSCO Drilling Company was/is qualified to do business in Syria.   We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria or Sudan whether through subsidiaries, resellers, distributors or other direct or indirect arrangements. Your response should describe any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria or Sudan, or entities controlled by these governments.

We have not previously conducted operations nor have we had agreements, commercial arrangements or other contacts with or in Iran or Sudan, or with entities controlled by their governments, whether through subsidiaries, resellers, distributors or other direct or indirect arrangements. We do not presently, nor do we anticipate that we will, conduct operations, have agreements, commercial arrangements or, to the best of our knowledge, information and belief, other contacts with or in Iran or Sudan, or with entities controlled by their governments, whether through subsidiaries, resellers, distributors or other direct or indirect arrangements.

We previously conducted onshore drilling operations in Syria through our subsidiary ENSCO Drilling Company. These operations were concluded in 1994 and we discontinued onshore drilling operations on a worldwide basis in 1996.  Subsequent to 1994, we have not conducted operations, nor have we had agreements, commercial arrangements or, to the best of our knowledge, information and belief, other contacts, with or in Syria or with entities controlled by the Syrian government, whether through subsidiaries, resellers, distributors or other direct or indirect arrangements. We do not presently, nor do we anticipate that we will, conduct operations, have agreements, commercial arrangements or other contacts with or in Syria, or with entities controlled by the Syrian government, whether through subsidiaries, resellers, distributors or other direct or indirect arrangements.

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
14 September 2010

If you have questions or require additional information you may contact the undersigned or Alan Harvey of Baker & McKenzie LLP at (214) 978-3047.

Sincerely,

/s/  James W. Swent III

James W. Swent III
Senior Vice President and Chief Financial Officer

cc:        Alan Harvey, Baker & McKenzie LLP
Roger Bivans, Baker & McKenzie LLP